UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2008

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated July 3, 2008.

Exhibit 99.1

LIVORNO FSRU PROJECT - GOLAR FROST SALE

Golar LNG (“Golar”) is pleased to announce that the sale of the Golar Frost to OLT Offshore LNG Toscana S.p.a (“OLT-O”) for $231 million completed on July 2, 2008. Golar will immediately charter back the vessel until mid 2009 when the vessel is scheduled to commence its conversion.

The book gain on the transaction will be approximately $78 million and net cash generated will be approximately $136 million after debt repayments of $95 million.

The cash will be used for new investments in LNG infrastructure projects as well as for capital expenditure in respect of existing projects and will also partly be used to increase dividends to shareholders.

Golar LNG Limited
Hamilton, Bermuda.
July 2, 2008.

Questions:
Graham Robjohns
Gary Smith
Golar Management (UK) Ltd
+44 (0) 207 517 8600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: July 3, 2008	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer